

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2012

<u>Via E-mail</u>
Mr. Yau Wai Hung
Chief Executive Officer
Great China Mania Holdings, Inc.
203 Hankow Center
5-15 Hankow Road
Tsimshatsui, Kowloon, Hong Kong

      Re: **Great China Mania Holdings, Inc.**
             Form 10-K for the year ended December 31, 2010
             Filed April 15, 2011
             File No. 000-54446

Dear Mr. Yau:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Linda Cvrkel

      Linda Cvrkel
      Branch Chief